EXHIBIT 8.2.3

MORGAN BEAUMONT ANNOUNCES AN AGREEMENT WITH INNOVATIVE PROCESSING SOLUTIONS, LLC

BRADENTON, FLORIDA – April 17, 2006 – Morgan Beaumont, Inc. (OTC.BB: MBEU), a premier technology solution provider to the Stored Value and Prepaid Card market and owner of the SIRE NetworkTM, today announced that it has signed an agreement with Innovative Processing Solutions, LLC (“IPS”), a Chattanooga-based provider of payroll card solutions, whereby the SIRE Network of over 100,000 locations will serve as loading points for IPS’ numerous card programs, including:

PayCheck Direct

A payroll card marketed to employers as a way to reduce expenses associated with processing checks, and to individual employees who may not qualify or want traditional banking, but want the safety and convenience of accessing their pay using a debit card.

Cheque Directo	A payroll card marketed to the Hispanic and Latin American workforce with added features that appeal to the unique needs of this consumer.

Craig Fuller, CEO of Innovative Processing Solutions states, “Having access to 100,000 load locations nationwide is a huge milestone in executing our business model for the financial services sector of our business. Our strategy has been to offer more services where our cardholders are already doing business. The SIRE Network brings that to the table.”

Additionally, IPS will also provide processing services to expand the penetration of Morgan Beaumont’s ServiBanco and Main Street stored value and prepaid card programs.

Mr. Fuller continues, “We are also very excited about this part of the relationship. Serving as a processor for Morgan Beaumont’s card products strengthens the portfolios of both companies.”

Cliff Wildes, CEO of Morgan Beaumont, stated, “We are excited to have this opportunity to partner with IPS. Being able to offer the convenience of our over 100,000 locations on the SIRE Network will provide added convenience for IPS’ growing customer base. This relationship will also allow Morgan Beaumont to benefit from the additional traffic on our network. We also look forward to expanding our ServiBanco and Main Street Stored Value and Prepaid Card programs by adding IPS to our expanding list of processors.”

About Innovative Processing Solutions, LLC

Innovative Processing Solutions, based in Chattanooga, Tennessee, was founded in 2004 to provide electronic processing services specifically tailored to the trucking and payroll card industries, focuses on the agricultural, staffing, hospitality, food service, floor-covering, transportation, warehousing, and construction industries. For additional information, please visit www.ipsolutionsusa.com or www.paycheck-direct.com.

  About Morgan Beaumont, Inc.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE NetworkTM, a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

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